Exhibit 5.1
October 10, 2012

China Armco Metals, Inc.
One Waters Park Drive, Suite 98
San Mateo, CA 94403

Gentlemen:

You have requested our opinion, as counsel for China Armco Metals, Inc., a Nevada corporation (the “Company”), in connection with the registration statement on Form S-3 (the “Registration Statement”), under the Securities Act of 1933 (the “Act”), filed by the Company with the Securities and Exchange Commission.

This Registration Statement relates to the registration of common shares, preferred shares (including convertible preferred shares), and warrants for equity securities which we may sell from time to time in one or more offerings up to 4,157,324 common shares, preferred shares, and warrants..

We have examined such records and documents and made such examination of laws as we have deemed relevant in connection with this opinion. It is our opinion that the shares of common stock to be sold by the Company in future offerings are duly authorized and legally issued, fully paid and non-assessable upon issuance.

No opinion is expressed herein as to any laws other than the laws of the State of Nevada. This opinion opines upon Nevada law including the statutory provisions, all applicable provisions of the statutes and reported judicial decisions interpreting those laws.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to our firm under the caption “Validity of Securities” in the Registration Statement. In so doing, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Act and the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

Very truly yours,

/S/ ANSLOW + JACLIN LLP

ANSLOW + JACLIN LLP

195 Route 9 South, 2nd Floor, Manalapan, NJ 07726 Tel 732 409 1212 Fax 732 577 1188
475 Park Avenue South, 28th Fl., New York, NY 10016 Tel 646 588 5195 Fax 732 577 1188
anslowlaw.com